UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

SYNERGETICS USA, INC.
(Name of Subject Company)

SYNERGETICS USA, INC.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

87160G107
(CUSIP Number of Class of Securities)

Peter Rasche
General Counsel
Synergetics USA, Inc.
3845 Corporate Centre Drive
O’Fallon, Missouri  63368
(636) 939-5100
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

David W. Braswell, Esq.
Jennifer R. Byrne, Esq.
Armstrong Teasdale LLP
7700 Forsyth Boulevard
St. Louis, Missouri 63105
(314) 621-5070

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Synergetics USA, Inc. (the “Company” or “Synergetics”) by Valeant Pharmaceuticals International (“Valeant”) pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of September 1, 2015, by and among the Company, Valeant and Blue Subsidiary Corp., a wholly owned subsidiary of Valeant. These communications include, as described in more detail below:

•	A communication to employees of the Company;
•	A news media article published by the St. Louis Post-Dispatch; and
•	A news media article published by the St. Louis Business Journal.

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Set forth below is an email sent from the Company's President and Chief Executive Officer, David M. Hable, to the Company's employees on September 2, 2015.

From:  Dave Hable
Sent:  Wednesday, September 02, 2015 7:02 AM
To:  All Synergetics Users
Subject:  Announcement

Dear Colleagues,

This morning, Synergetics and Valeant Pharmaceuticals International, announced that the two companies have entered into a definitive agreement under which Valeant will acquire Synergetics for $6.50 per share in cash. In addition to the upfront cash payment, Synergetics stockholders will receive additional cash payments of up to $1.00 per share if specified sales milestones are achieved following the closing.  The transaction is expected to close in the fourth quarter of 2015 and is subject to customary closing conditions and regulatory approvals.

I believe that this transaction will provide some exciting opportunities for Synergetics, as the combined strengths of both companies will expand the breadth of our offerings and create a more effective competitor that is better able to meet our customers’ needs in the ophthalmology and neurosurgery markets.

I know you will have many questions. We will provide as much information as quickly as we can.

I look forward to working with the team at Valeant to form an integrated company that will improve our ability to execute our strategic plans going forward. On behalf of myself, the Board of Directors and the rest of the Synergetics management team, I would like to thank all of you for your effort and support.
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Set forth below is a copy of the St. Louis Post-Dispatch article published on September 2, 2015.

Valeant to buy ophthalmic surgical device maker Synergetics
September 02, 2015 5:15 pm  •  By Samantha Liss

Synergetics USA Inc., a company founded nearly 24 years ago in a Chesterfield garage, will be acquired by Canada’s Valeant Pharmaceuticals International Inc. for $166 million.

The purchase will boost Valeant’s Bausch and Lomb business, executives said.

“There are things that are in our product line that are incremental to what they have right now, so it would help fill up their bag and offer more variety,” David M. Hable, president and CEO of Synergetics, told the Post-Dispatch on Wednesday.

Synergetics, now based in O’Fallon, Mo., manufactures surgical devices for neurosurgery and ophthalmology. It has a special focus on repairing the retina.

Valeant said on Wednesday it would commence a tender offer to acquire all outstanding shares of Synergetics for $6.50 per share, a premium of 48 percent to Synergetics’ Tuesday close on the Nasdaq.

The offer was worth about $166 million based on Synergetics’ diluted outstanding shares as of April 30.

Synergetics shareholders also will receive additional cash payments of up to $1 per share if certain sales milestones are reached after the transaction closes, Valeant said.

Synergetics shares closed Wednesday at $6.58 a share, up 50 percent from Tuesday’s closing price. The stock ended at its highest close in more than three years.

The company reported a profit of $2.9 million on net sales of $54.2 million for the nine-month period ended April 30, 2015.

As of July 31, 2014, Synergetics employed 373 individuals, mostly full-time, according to the company’s last annual filing with the Securities and Exchange Commission.

The Synergetics offer comes less than two weeks after Valeant bought Sprout Pharmaceuticals, which makes a controversial new drug to treat low sexual desire in women, for about $1 billion.

The Synergetics deal is Valeant’s eighth acquisition this year.

Valeant officials did not comment on whether Synergetics operations and employees will stay in O’Fallon.

However, Hable doesn’t expect the company to move.

“It’s not a simple skill set,” Hable said of Synergetics manufacturing here. “There’s no other obvious site that they have that is doing the same thing.”

The company already has reduced its manufacturing footprint. In February 2015, Synergetics completed the closure of its only other manufacturing facility, which was in King of Prussia, Pa.

Gregg Scheller, who founded Synergetics in his garage, had mixed feelings about Wednesday’s news.

“It’s a very strange feeling for me,” Scheller said. “I don’t know, emotionally, how I’m supposed to feel about this, but I’m proud of what I did there and I think it’s a good acquisition for Bausch and Lomb.”
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Set forth below is a copy of the St. Louis Business Journal article published on September 4, 2015.

Synergetics executives, shareholders win with sale
Sep 4, 2015, 5:00am CDT

Officials with O’Fallon, Missouri-based Synergetics — including President and CEO David Hable, CFO Pamela Boone and longtime Director Juanita Hinshaw— will soon cash in on their holdings in the company. But a Pennsylvania woman and two out-of-state investment firms will see even bigger paydays.

Quebec-based specialty pharmaceutical firm Valeant Pharmaceuticals International, with $8.26 billion in 2014 revenue, said Sept. 2 it would acquire Synergetics, a maker of precision surgery instruments founded in 1992, for $6.50 a share, or about $166 million in cash based on June data. In addition to the upfront cash payment, Synergetics stockholders will receive further cash payments of up to $1 a share if specified sales milestones are achieved in the company’s opthalmology business following the closing. Those include 50 cents a share if opthalmology products achieve $55 million on a trailing four calendar quarter basis prior to June 30, 2018, and another 50 cents a share if those products achieve $65 million during the same period.

Valeant said the deal would enhance the global presence of Bausch & Lomb, an eye care company it acquired for $8.7 billion in 2013. Synergetics’ stock closed up more than 49 percent Sept. 2, at $6.55 a share, its highest price since April 2012.

“We are pleased to reach an agreement with Valeant, which is a logical partner to maximize our company’s growth opportunities and, importantly, this agreement creates immediate and compelling value for our shareholders,” Hable said in a statement. In an interview, Hable called Valeant an “aggressive acquirer.”

“The financial metrics are compelling,” Hable said of the deal. “We did an extensive analysis.” Chicago-based William Blair & Co. LLC assisted Synergetics in negotiations.

Synergetics counted 373 employees, the majority of whom worked full-time, as of July 31, 2014, according to its fiscal 2014 annual report filed in October. The company said then that it uses temporary staffing agencies to provide it with about 7 percent of its manufacturing staff, driving its head count to about 395 people, 300 of whom are in O’Fallon.

Hable said in the interview he did not know if current leadership would remain with Synergetics following the deal. “We have no knowledge of their integration plans or priorities or how they’re going to use the assets,” Hable said of Valeant. A Valeant spokesman declined to comment.

Following the deal’s closure, likely sometime in the fourth quarter, 60-year-old Hable, who was paid $519,288 in total compensation in fiscal 2014, would hold stock valued at nearly $1.5 million, based on ownership data in the company’s most recent proxy, filed in November. If Hable is fired as part of the sale, he could receive payment of more than $500,000 as part of a “change of control” agreement, according to its fiscal 2014 annual report.

Juanita Hinshaw, a former Monsanto and Graybar executive who is an independent director at Synergetics, would hold shares valued at more than $2.7 million after the deal closes. And Pamela Boone, CFO, would hold stock valued at more than $1.7 million.

Other executives and directors and the value of shares they would hold (including shares subject to options exercisable within 60 days of Nov. 5, 2014) are:

•	Robert Blankemeyer, chairman of the board: $65,000
•	Lawrence Cardinale, director: $742,586
•	Robert Dick, former chairman: $929,500
•	D. Graeme Thomas, director: $214,500
•	Michael Fanning, vice president of domestic sales: $627,425
•	Jason Stroisch, vice president of marketing and technology: $531,206
•	Jerry Malis, former chief scientific officer: $1.28 million

The primary winners are three big shareholders: Celia Slutsky, of Rydal, Pennsylvania, with 1,379,530 shares as of November 2014 that would be worth $8.97; Cortina Asset Management LLC, a Milwaukee investment firm, with 1,668,859 shares that would be worth $10.8 million; and Paradigm Capital Management Inc., a New York investment firm with 1,469,700 shares that would be worth $9.55 million.
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IMPORTANT INFORMATION FOR INVESTORS AND SECURITY HOLDERS

A tender offer for the outstanding shares of Synergetics has not yet commenced. This communication  is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. A solicitation and an offer to buy shares of Synergetics will be made only pursuant to an offer to purchase and related materials that Blue Subsidiary Corp, a wholly owned subsidiary of Valeant, intends to file with the Securities and Exchange Commission (the “SEC”). When the tender offer is commenced, Blue Subsidiary Corp. will file a Tender Offer Statement on Schedule TO with the SEC, and thereafter Synergetics will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Investors and stockholders are urged to read the Tender Offer Statement (including the offer to purchase, the related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement on Schedule 14D-9 when they become available, as well as other documents filed with the SEC, because they will contain important information. The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 (when available) will be sent free of charge to Synergetics stockholders, and these and other materials filed with the SEC may also be obtained from Synergetics upon written request to the Investor Relations Department, 3845 Corporate Centre Drive, O’Fallon, Missouri 63368, telephone number (636) 939-5100 or from Synergetics’ website, http://synergeticsusa.com. In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov, or by directing requests for such materials to the information agent for the offer, which will be named in the tender offer statement.

Forward-Looking Statements

Some statements in this communication may be “forward-looking statements” for the purposes of the Private Securities Litigation Reform Act of 1995.  In some cases forward-looking statements can be identified by words such as “believe,” “expect,” “anticipate,” “plan,” “potential,” “continue” or similar expressions.  Such forward-looking statements include risks and uncertainties, and there are important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements.  The risks and uncertainties include, but are not limited to, that:
•	Valeant’s proposed acquisition of Synergetics may not be consummated due to the occurrence of an event, change or other circumstances that gives rise to the termination of the merger agreement;
•	a governmental or regulatory approval required for the proposed acquisition of Synergetics may not be obtained, or may be obtained subject to conditions that are not anticipated, or another condition to the closing of the proposed acquisition may not be satisfied;
•	Synergetics may be unable to retain and hire key personnel and/or maintain its relationships with customers, suppliers and other business partners pending the consummation of the proposed acquisition by Valeant, or Synergetics’ business may be disrupted by the proposed acquisition, including increased costs and diversion of management time and resources;
•	difficulties in integrating Synergetics into Valeant may lead to greater costs and lower integration benefits than anticipated;
and risks and uncertainties detailed from time to time in Synergetics’ filings with the SEC and the filings of Valeant Pharmaceutical International, Inc., the direct parent company of Valeant, with the SEC, including their respective most recent Annual Reports on Form 10-K.  Synergetics is not responsible for updating the information contained in this press release beyond the published date, or for changes made to this document by wire services or Internet services.